

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Kirk H. Milling
President and Chief Executive Officer
OCI Resource Partners LLC
General Partner
OCI Resources LP
Five Concourse Parkway, Suite 2500
Atlanta, GA 30328

> **Re:** **OCI Resources LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 3, 2013**
> **File No. 333-189838**

Dear Mr. Milling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
2. Nature of Operations and Summary of Significant Accounting Policies
Unaudited Pro Forma Financial Information, page F-14 and F-31

1.   We note from your disclosure that you intend to distribute approximately $88.1 million in cash to OCI Wyoming Holding Co. This appears to be inconsistent with your disclosure on page 60 which states that you intend to make a cash payment of approximately $69.1 million to Wyoming Co. in exchange for the contribution of its 10.02% limited partner interest in OCI Wyoming and a distribution of approximately $19.0 million to OCI Chemical. Please tell us how you considered these transactions, specifically the $69.1 million cash payment to Wyoming Co. to be a distribution to owners.

2.   It appears that your earnings for the year ended December 31, 2012 exceed the intended distribution of $19.0 million. Please provide us with a detailed discussion to support your inclusion of the 5,000,000 shares issued in the offering when calculating the pro forma per share data. In addition, please tell us how you considered the impact of the provision for income taxes attributable to the non-controlling interest in your calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Staff Engineer, at (202) 551-3718 if you have questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

      Sincerely,

      /s/ David Link for

      John Reynolds
      Assistant Director

cc (via email): David Cho, Esq.